UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2025

TO THE STARS INC.

(Exact name of registrant as specified in its charter)

Delaware	84-3854992
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

315 S. Coast Highway 101, Suite U38
Encinitas, CA	92024
(Address of principal executive offices)	(Zip Code)

(760) 266-5313

Registrant’s telephone number, including area code

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

In this report, the term “To The Stars” or “the Company” or “us” or “we” refers to To The Stars Inc. and its subsidiary on a consolidated basis.

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

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ITEM 1. THE COMPANY’S BUSINESS

Overview

The Company, together with its subsidiary, is an entertainment media company that was established as a public benefit corporation in 2017. We strive to be a revolutionary collaboration between academia, industry and pop culture to advance society’s imagination, curiosity and understanding of scientific phenomena and other mysteries of the universe. Our founders include a next-generation physicist, a career intelligence officer and an award-winning content creator and we specialize in creating, acquiring and commercializing entertainment intellectual property (“IP”) that is informed by the vast knowledge and experience of our own scientific advisory board. The board also helps the Company to carry out its public benefit initiatives of education, awareness and support of scientific research and advancement to decode some of the biggest mysteries in the universe.

Our Company’s scientific advisory team of distinguished scientists, academics and former US Government insiders that are able to leverage their expertise and connections to prestigious institutions and access credible information to help inform and inspire compelling original content. They also help us continue our public benefit initiative of education, awareness and support of scientific advancement and decoding some of the biggest mysteries in the universe. This includes, but is not limited to, public outreach through mainstream media about facts and exciting theories surrounding unidentified aerial phenomenon, in-depth academic discussions about scientific mysteries through our own podcast series and supporting advanced scientific research, engineering and academic initiatives that could benefit humanity.

The Company’s primary business focus is through our subsidiary To The Stars Media Inc. (“TTSM”). TTSM creates, produces, licenses and distributes original content across a variety of media platforms including music, books, movies and television. TTSM also manufactures brand-related novelty merchandise, sold direct to consumers primarily through its own e-commerce channel.

Our Mission

Our mission is to be a vehicle for change by inspiring a newfound appreciation and understanding of the profound, yet unresolved, mysteries of the universe that can have a positive impact on humanity. We are working to achieve our mission by combining the power and community of entertainment media with the knowledge and curiosities of our dedicated scientific advisory board. With the Company’s access to both credible and incredible information, we offer informed storytelling where the line between science and science fiction is often blurred. Our goal is to create stories with authenticity and legitimacy that matter historically and culturally.

Principal Products and Services

Film, Television, and Streaming

The Company produces and licenses original stories across a variety of genres from science fiction to comedy and formats, including scripted or animated. TTSM’s percentage of ownership and participation will vary depending on if the project is self-funded, co-funded by a partner such as Evoke or includes a third-party financier. Program development is directed by TTSM and carried out in collaboration with writers, producers and creative teams. For any piece of content there are numerous strategic distribution paths and revenue streams to exploit. The main sources include producer fees and revenue participation once profit is attained after monetizing through domestic box office, streaming (subscription video on demand, advertising-based video on demand, transactional video on demand), international distribution, resell and reuse fees, merchandising, sequels/prequels/remakes/spinoffs and library. The main expenses in film and television include production budget, interest, distribution fees, overhead, marketing, publicity and advertising.

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On March 24, 2021, the Company signed a co-production agreement with Cartel Pictures and the Company completed four scripts under the agreement under which Cartel Pictures and the Company each owned a 50% stake in such scripts. In December 2024, Cartel Pictures was dissolved and rebranded under Evoke Entertainment LLC, (“Evoke”). Evoke is wholly owned by Stan Spry, a board member of the Company. As a result of the dissolution, the co-production agreement with Cartel Pictures was terminated in January 2025.

In association with Evoke, the Company will continue to bring together To The Stars’ brand recognition, entertainment contacts and sources of original intellectual property with Stan Spry’s extensive degree of expertise in the area of film and series production, including contacts and resources for the creation and exploitation of audiovisual products. As part of the relationship, the parties will work together to develop, produce and explore productions across all media formats and territories.

As part of the dissolution of Cartel Pictures, Cartel Picture’s 50% stake in the four scripts was reacquired by Stan Spry’s company Remember Dreaming LLC. Subsequently, My Films LLC, owned by Tom DeLonge, our President and Chief Executive Officer, acquired the rights from Remember Dreaming LLC. As of December 31, 2025, these scripts are owned 50% by To The Stars and 50% by My Films LLC. These stakes may be renegotiated once the projects enter into production.

In May 2022, Legendary Television, a division of the leading mass media company Legendary Entertainment, acquired the rights to the Sekret Machines sci-fi thriller novels for television series development. On March 30, 2025 the Legendary contract expired and they elected not to proceed with the television series format. The Company subsequently transitioned development to a feature film adaptation, and a revised screenplay has been drafted, with ongoing development continuing to commercialize the property.

In August 2022, the Company announced that Tubi will expand its adult animated programming, giving a green light to Breaking Bear, an adult animated comedy series from The Wild and Wonderful Whites of West Virginia director Julien Nitzberg, Creepshow producer Evoke Entertainment, and Blink-182 frontman Tom DeLonge’s To The Stars Media. Tubi is an American over-the-top content platform and ad-supported streaming service owned by Fox Corporation. In October 2025, Tubi presented Breaking Bear at New York Comic Con, highlighting the series’ voice cast, which includes Brendan Fraser, Sarah Michelle Gellar, Annie Murphy, Elizabeth Hurley, and Josh Gad, and offering audiences an early preview of the upcoming adult animated comedy. The Company currently expects the series could be released in 2026; however, the timing of any such release remains subject to production schedules, platform decisions, and other factors outside the Company’s control.

During 2024 and 2025, the Company continued to strategically expand its premium content portfolio that could be adapted across television, film, and streaming platforms. Our creative team continues to develop diverse, commercially viable narratives that strengthen our competitive advantage and expand our market potential.

Books

TTSM is an independent publisher with a retail distribution deal with Simon & Schuster. We sell our books directly and worldwide through our TTSM online store and digital e-book service providers Apple and Amazon. All other retail channels go through Simon & Schuster. Since 2015, TTSM has published a variety of owned titles including the Sekret Machines fiction trilogy, Sekret Machines non-fiction trilogy, Trinity, Time Rider, the Poet Anderson trilogy, Poet Anderson comic books, Poet Anderson graphic novel, Strange Times: The Ghost and the Girl, the children’s picture books The Lonely Astronaut on Christmas Eve, Who Here Knows Who Took My Clothes, Strange Times: The Curse of Superstition Mountain. TTSM also published and has the option to turn into a movie or series Sinister Forces: A Grimoire of Political Witchcraft, Bob Lazar: Dreamland and the two books in the Cathedrals of Glass series.

In 2024, we published two original books including: Trinity, a sci-fi novel written by AJ Hartley and Tom DeLonge and is based on a UFO event that was purported to occur around a nuclear base in the 1960s and the long-awaited third book in the Sekret Machines non-fiction series Gods, Man & War by Tom DeLonge and Peter Levenda.

During the year ended 2025, we released the science fiction novel Time Rider with AJ Hartley based on the real events outlined in the non-fiction series Sinister Forces by Peter Levenda. In December 2025, we also announced the subsequent special release of the Sinister trilogy in the Sinister Forces: A Grimoire of Political Witchcraft Deluxe Omnibus 20th anniversary edition.

Our intention is that many of our existing book franchises will be developed into film, television, and streaming scripts. We believe that this deliberate approach to intellectual property acquisitions ensures that the Company is building lasting assets with multiple monetization pathways in an increasingly competitive global entertainment landscape.

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Consumer-Branded Products and Retail

The Company sells its owned brands TTSM, Sekret Machines, Poet Anderson, The Lonely Astronaut on Christmas Eve-branded products directly to its consumers through its ToTheStars Media internet site. It also has exclusive worldwide e-commerce merchandise rights and non-exclusive worldwide retail rights to sell Angels & Airwaves and Tom DeLonge-branded merchandise.

The Company’s fulfillment operations are housed with the Gnarlywood Group (“Gnarlywood”) in Carlsbad, CA which does not require a long-term contract. Gnarlywood handles fulfillment for some of the biggest entertainment groups worldwide. Their resources and facilities allow the Company to scale as necessary while trimming internal overhead costs associated with having our own fulfillment c

In 2025, the Company rolled out the following products:

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In August 2025, the Company collaborated with the San Diego Padres for a limited-edition New Era 59FIFTY fitted hat collection. These exclusive hats feature monochromatic pink and blue designs, blending street culture with classic logos of the Sand Diego baseball team and Tom’s DeLonge’s signature. The collaboration was so successful that the Company announced a second round of hats for pre-order in December 2025 that will be available for the 2026 season.

●	On October 30, 2025, the Company released a limited-edition Adventure Box guitar pedal that contains an analog compressor and delay crafted exclusively for To The Stars in collaboration with Tom’s recording engineer and Utility Belt FX, a small-batch, gear-head driven boutique effects maker trusted for authentic tone replicas and high-end flexibility.

●

On October 7, 2025, the Company published Time Rider by Tom DeLonge and AJ Hartley. The storyline focuses on a soldier named Bowie from a dystopian 2157 who travels to 1963 to stop temporal terrorists. Based on Peter Levenda’s Sinister Forces, it blends historical, occult, and political themes regarding the manipulation of time and history. Our ecommerce store’s offerings also included an exclusive premium hardcover edition that were limited and signed by the authors.

●

In October 2025, the Company introduced a new hot sauce to accompany their successful Hot Sauce Duo that is freshly made in San Diego, California. Called the TTS* Taco Truck Sauce, it pays homage to the best taco trucks in the world in Los Angeles. TTS* Taco Truck Sauce keeps it true to a classic red sauce with a big tangy sweet bite from the Guajillo and Arbol peppers. The Company continued our collaboration with Hidden Ingredient, a “taste ambassador” for the Big Green Egg, a popular outdoor grilling company. The Hidden Ingredient created original recipe content for Instagram incorporating the Company’s hot sauce while using the Big Green Egg’s grill equipment.

●	On November 28th (Black Friday) and in celebration of its 10th anniversary, the Company released its rarest and most creatively distinctive guitar releases in the Company’s history: ten ultra-limited Tom DeLonge Meteorite Fender® Starcasters, each a fully hand-customized, one-of-a-kind instrument merging punk rock with elite craftsmanship, and literal pieces of the cosmos called The Ad Astra Ten.

●	In December 2025, the Company announced the upcoming special release of Sinister Forces: A Grimoire of Political Witchcraft Deluxe Omnibus 20th anniversary edition. The book will be released in Spring of 2026.

●	Other successful collaborations that launched in late 2025 include a selection of custom dickies workwear and a classic co-branded Brixton two-tone flannel button-up shirt.

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Our Scientific Advisory Board

Our Company’s advisory team of distinguished scientists, academics and former US Government insiders that are able to leverage their expertise and connections to prestigious institutions and access credible information to help inform and inspire compelling original content. They also help us continue our public benefit initiative of education, awareness and support of scientific advancement and decoding some of the biggest mysteries in the universe. This includes, but is not limited to, public outreach through mainstream media about facts and exciting theories surrounding unidentified aerial phenomenon, in-depth academic discussions about scientific mysteries through our own podcast series and supporting advanced scientific research, engineering and academic initiatives that could benefit humanity.

In July 2019, the Company purchased multiple pieces of metamaterials and an archive of initial analysis and research for materials whose structure and composition were not from any known existing military or commercial application. The ownership of these assets would allow rigorous scientific evaluations to determine their function and possible technology applications. Throughout 2025 the Company continued to have research and analysis conducted on the material.

U.S. Army Cooperative Research and Development Agreement

In 2019, we entered into a Cooperative Research and Development Agreement (“CRADA”) with the U.S. Army’s Combat Capabilities Development Command (“USACCDC”) to advance developments in material science, space-time metric engineering, quantum physics, beamed energy propulsion and active camouflage. After the pandemic halted research for most of 2020 and 2021, in 2022, the USACCDC continued to focus on testing the anomalous materials that we provided to them (the “Materials”) in order to determine the possible uses in a military or civilian environment. This program is a major component of our public benefit mission to advance and support scientific research related to scientific mysteries.

In 2022, The All-domain Anomaly Resolution Office (AARO), an office within the United States Office of the Secretary of Defense, was congressionally mandated to explore historical records of Unidentified Anomalous Phenomena (“UAP”) incidents and publicly report its findings. As part of their oversight and through the CRADA, Oak Ridge National Laboratory (ORNL) was tasked with conducting the Materials analysis to assess whether the specimen is of terrestrial origin and the bismuth in the specimen could act as a terahertz waveguide. A waveguide is a material that can disrupt or direct an electric or energy field and terahertz waves are electromagnetic waves with microscale wavelengths. To do this the ORNL analysis evaluated the sample’s structure, chemical composition, and isotope ratios.

In April 2024, ORNL produced a summary of findings that concluded the Materials to be terrestrial in origin and that it does not meet the theoretical requirements to function as a terahertz (THz) waveguide. The Company was pleased that the ORNL and AARO completed their analysis and while the report offers suggestions as to the possible provenance of the Mg-Bi material, it did not offer a firm conclusion as to the origin and purpose of the Materials along with other seeming anomalies. Consequently, the Company had more questions, and in September 2024, we sent Dr. Hal Puthoff and Dr. Eric Davis, our own scientists, to meet with the laboratory to discuss the results in more detail. In February 2025, the Company published a memorandum by Dr. Hal Puthoff and Dr. Eric Davis to our board of directors on its website about their findings. They were able to clarify aspects of the ORNL report while also confirming that the Material, natural as it may be, is still an unknown quantity. In the end, both the report and memorandum did not reveal any form of proof of exotic (Extraterrestrial, Ultra-terrestrial, or inter-dimensional) origin, but it did not absolutely rule it out either.

The CRADA subsequently ended in 2024.

Public Benefit Corporation

We operate in a manner that balances the stockholders’ pecuniary interests, the best interests of those materially affected by the Company’s conduct, and the public benefits identified in the Company’s certificate of incorporation.

We have consistently expanded initiatives that advance the understanding of human knowledge about scientific phenomena while educating and informing the public. This includes educating policymakers in the U.S. Government, including our work to inform high-level decision making in the Department of Defense that may lead to the Navy issuing official guidelines for reporting UAPs. This is the first step for better reporting, better data and better research for the future of understanding the phenomenon. Our continued efforts to gain awareness and credibility for UAP research was validated by the official release in April 2020 from the Pentagon of three videos previously released by us that received over 28 million views. The Pentagon also officially confirmed the videos were factually considered Unidentified Aerial Phenomenon for the very first time. We then embarked on a press tour to engage the public and commend the Department of Defense and hope that they continue educating the public to better understand these phenomena. The Unidentified Aerial Phenomena Task Force was also subsequently approved in August 2021, by Deputy Secretary of Defense David Norquist as part of the Department of Defense 2021 Defense Authorization Act. In May 2022, for the first time in half a century, the House Intelligence Committee’s Counterterrorism, Counterintelligence and Counterproliferation subcommittee held a hearing on unidentified aerial phenomena that have been observed by military pilots and others over the past couple of decades.

Congress then held its first landmark public hearing on UFOs in July 2023. This is considered the most serious acknowledgement by the highest levels of government that listened to hours of testimony from whistleblowers who shared their encounters of objects that defied physics, biological materials they recovered from crafts and illegal retaliation they received when trying to come forward with their story. The Company and its CEO Tom DeLonge were called out by name during the hearing for initially contacting and helping the whistleblowers come forward. The fact that this was a public hearing in a manner that is in line with our push for transparency for the benefit of the public.

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In December 2023, the year’s groundbreaking progress for disclosure was completed with the passing of the UFO Disclosure Bill which directs the government to disclose to the public what it knows about unidentified aerial phenomena. Since our inception the,To The Stars leadership and advisory team had been advocating for a report and even recommended specific draft language to help guide legislatures

In 2025, the Company continued its work to advance UAP research and understanding by working with the Sol Foundation to support and circulate a petition for The UAP Disclosure Act (UAPDA). The UAPDA is proposed legislation for restoring proper oversight of UAP, implementing a deterministic UAP disclosure process, advancing scientific understanding, and mitigating technological surprise. The petition asked people to add their name to a bipartisan call for Congress to pass the UAP Disclosure Act.

As part of its public benefit objectives, the Company seeks to develop entertainment content informed by scientific themes, research, and subject-matter input. The Company collaborates with researchers, advisors, and other contributors in an effort to create content that reflects its mission and brand positioning at the intersection of entertainment and science-informed subject matter. The Company believes this approach may support audience engagement, broaden the potential relevance of its intellectual property, and create additional opportunities across publishing, media, and related consumer products. However, the extent to which this approach will result in competitive differentiation, increased demand, or improved financial performance of the Company will depend on market acceptance and other factors beyond the Company’s control.

The Company launched the TTSA Talks program in 2020 to bring awareness and education to its mission by publishing conversations and interactive question and answer sessions with experts and other stakeholders. All podcasts can be viewed on Apple Podcasts or Spotify and in April 2025, the podcast reached 250,000 downloads. Throughout 2025, the podcast continued with an informative episode 16 hosted by Jim Semivan with authors Peter Levenda and A.J. Hartley for a conversation about hidden history, the occult, and how Sinister Forces and Time Rider connect conspiracy, power, and the mysteries that shape our reality.

Market

We operate within the global entertainment and media industry, which we believe continues to present meaningful long-term opportunities despite ongoing shifts in consumer behavior, distribution channels, and advertising models. According to PwC’s Global Entertainment & Media Outlook 2025–2029, global entertainment and media revenues were approximately $2.9 trillion in 2024 and are projected to reach approximately $3.5 trillion by 2029, representing a projected 3.7% compound annual growth rate.1 PwC also reported that advertising is expected to outpace consumer spending as a driver of industry growth, reflecting the increasing importance of digital distribution and ad-supported monetization models.2

We also believe the media landscape continues to shift toward digital, creator-led, and social video platforms. Deloitte reported that advertising on social video platforms is expected to grow by approximately 20% in 2025, and that social platforms are becoming a more significant force in media and entertainment by capturing a greater share of consumer attention and advertising demand.3 4 Based on these trends, we believe companies with differentiated intellectual property, engaged audiences, and multi-channel monetization opportunities remain well positioned within the broader market.

Brand Visibility

Our Company benefits from broad brand visibility through an aggregate social media footprint spanning multiple brands, channels, and audiences worldwide. Based on publicly visible follower and subscriber counts for official accounts associated with Tom DeLonge, Angels & Airwaves, To The Stars, and selected related brands, our aggregate social media following as of April 7, 2026 exceeded 4.2 million across Instagram, Facebook, X, and YouTube. This total reflects platform-level followers, likes, and subscribers and does not represent unique individuals.

1 PwC, Global Entertainment & Media Outlook 2025–2029, July 24, 2025.

https://www.pwc.com/gx/en/news-room/press-releases/2025/pwc-global-entertainment-media-outlook.html#:~:text=LONDON%2C%20Thursday%2C%2024%20July%202025,2025%2D29%2C%20released%20today

2 Ibid.

3 Deloitte, 2025 Media and Entertainment Outlook, April 23, 2025. https://www.deloitte.com/us/en/insights/industry/technology/technology-media-telecom-outlooks/2025-media-entertainment-outlook.html.

4 Deloitte, 2025 Digital Media Trends: Social platforms are becoming a dominant force in media and entertainment, March 25, 2025.

https://www.deloitte.com/us/en/insights/industry/technology/digital-media-trends-consumption-habits-survey/2025.html

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Competition

The Company operates in highly competitive entertainment, media, publishing, licensing, and consumer products markets. We compete for consumer attention and discretionary spending with a broad range of companies, including film and television studios, streaming platforms, digital and social media publishers, book publishers, podcast networks, licensors, retailers, and direct-to-consumer brands.

We also compete for creative talent, story properties, strategic partners, and distribution opportunities. Many of our competitors, including owners of major entertainment and character-based franchises such as Marvel, DC, and Lucasfilm, have substantially greater financial, marketing, production, and distribution resources than we do. These competitors may be able to devote greater resources to content development, audience acquisition, licensing, merchandising, and retail distribution, and may be able to offer products at lower prices or on more favorable terms than the Company can match.

The Company’s operating results may fluctuate due to changes in public tastes and preferences, the timing and success of product and content releases, digital platform visibility and engagement, seasonal purchasing patterns, and broader macroeconomic conditions affecting consumer discretionary spending.

Employees

As of April 7, 2026, we have five employees all of whom are employed in TTSM, and some of our employees provide services to both TTSM and the rest of the Company.

Intellectual Property

We continue to evaluate appropriate intellectual property protection for its commercial branding.

‘To The Stars’ and ‘To The Stars Academy of Arts and Science’ are registered trademarks of the Company.

TTSM also has an established trademark and copyright portfolio for its brands and regularly consults with intellectual property counsel to protect that portfolio of new and existing properties. TTS also relies on content, logos, and designs related to our brands/.

TTSM executed a co-existence agreement with Gildan Apparel, trademark rights-holder of certain ‘Secret’ word marks in Canada in relation to TTS’s ‘Sekret Machines’ mark.

Litigation

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business.

Management of TTS is not aware of any other pending or threatened legal actions relating to its intellectual property, conduct of its business activities or otherwise.

THE COMPANY’S PROPERTY

The Company currently has no significant property.

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ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

The Company’s primary focus of business is through our subsidiary To The Stars Media Inc. (“TTSM”). TTSM creates and licenses original content across a variety of media platforms including music, books, movies and television. TTSM also manufactures brand-related novelty merchandise, sold direct to consumers primarily through its own e-commerce channel. Existing products may be found at www.tothestars.media. The Company is concentrated on original entertainment content informed by its scientific advisory board. The board also helps the Company to carry out its public benefit initiatives of education, awareness and support of scientific research and advancement to decode some of the biggest mysteries in the universe.

TTS is a vertically integrated entertainment company that creates, produces, and distributes original and licensed multi-media content, including music, books, and film. We measure performance of that business by profit, profit margin, sell-through rate, daily sales revenue, number of orders/customers, average order value, average value engagement ratios (number of people engaging in content or spending time on site), user conversion ratio, customer acquisition cost, customer satisfaction and retention, repeat purchases, email campaign indicators (e.g., open rate, click-through rate, user conversion), and customer engagement, including social media impressions, interaction, click-through, and time spent on site. The Company has an e-commerce platform on which it sells full assortment of the Company’s branded digital products and physical merchandise.

We recognize revenue related to the sales of products and services in an amount that reflects the consideration expected to be received in exchange for transferring goods or services to customers. Revenue is recognized when performance obligations are satisfied through the transfer of control of promised goods to our customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from, the product. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance. Revenue is recognized from our in-store sales when the customer receives and pays for the merchandise at the register. For e-commerce sales, we recognize revenue at the time the merchandise is shipped from our facility. Customers typically receive goods within four days of shipment. Amounts related to shipping and handling that are billed to customers are reflected in revenues, and the related costs are reflected in cost of revenues. Revenues from the sale of electronic formats of music, books and other media related items are recognized when the consumer receives the product. Taxes collected from customers and remitted to governmental authorities are presented in the consolidated statements of operations on a net basis.

Cost of revenues consists of merchandise costs, shipping costs, consulting and content costs which do not meet the criteria for capitalization.

RESULTS OF OPERATIONS

Results for the Years Ended December 31, 2025 and 2024

Our revenues for the year ended December 31, 2025 (“FYE 2025”), were $1,539,822 compared to $1,863,369 for the year ended December 31, 2024 (“FYE 2024”), a 17% decrease. The decrease in net revenues was primarily attributable to lower direct-to-consumer sales on the Company’s e-commerce platform, due to a decrease in the number of high-priced limited-edition guitars that were offered.

During FYE 2025, book and merchandise sales accounted for 5%, and 93% of the Company’s revenues, respectively. During the same period in FYE 2024, book and merchandise sales accounted for 12% and 86% of the Company’s revenues, respectively. The change in the make-up of our revenue was due to only one book being published FYE 2025 as compared to two books being released FYE 2024. Management expects book sales to fluctuate as a result of the Company’s publication schedule, including the timing and number of new releases, as well as the performance of individual launches and catalog titles. Because publishing revenue can be concentrated around release periods, sales growth or declines in any given year may be influenced by the release calendar and title mix for that period and therefore may not be directly comparable across periods. In FYE 2025, over 90% of the Company’s revenues were derived from its online operations.

Cost of revenues in FYE 2025 was $1,040,506, a 12% decrease from $1,188,944 in FYE 2024. The decrease in cost of revenues during FYE 2025 was primarily attributable to the lower sales volumes realized by the Company during FYE 2025. Gross margins decreased from 36% in FYE 2024 to 32% in FYE 2025. The decrease in gross margins was due primarily to lower book sales and net shipping income.

The Company’s operating expenses consist of general and administrative expenses, sales and marketing expenses, stock-based compensation expense and depreciation and amortization. Operating expenses in FYE 2025 decreased to $681,712 from $686,683 in FYE 2024, or 1%. The decrease in operating expenses was primarily due to a decrease of $12,323 in stock-based compensation in FYE 2025 over FYE 2024. These amounts relate to compensation given as stock-based awards, including stock options, warrants and restricted stock grants, and are measured at fair value on the date of grant and recognized over the associated vesting periods.

Other components of operating expense changed as follows: Sales and Marketing expenses decreased by $38,901 (29%) due primarily to decreased spending on social media; General and Administrative expenses increased $27,607 (5%); and Depreciation and Amortization expenses increased by $18,646 (263%) due to media assets placed in service in FYE 2024 and FYE 2025.

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The Company’s interest expense increased in FYE 2025 to $48,527 from $38,850 in FYE 2024. The $9,677 increase was primarily due to an increase in credit card usage along with interest on a higher balance from the convertible note.

As a result of the foregoing factors, the Company’s net loss from operations was $225,736 in FYE 2025 compared to $57,388 in FYE 2024. The majority of this lower profit was due to lower gross profit as noted above.

LIQUIDITY AND CAPITAL RESOURCES

We expect to incur substantial expenses and generate continued operating losses until we generate revenues sufficient to meet our ongoing costs. Thus, until we can generate sufficient cash flows to fund operations, we are dependent on raising additional capital through debt and/or equity transactions.

At December 31, 2025, the Company had total current assets of $250,048. Current assets consisted of cash, accounts receivable, inventory, prepaid author royalties, and other current assets consisting primarily of prepaid insurance.

At December 31, 2025, the Company had total current liabilities of $481,618. Current liabilities consisted of accounts payable, current credit card activity, accrued payroll, insurance expenditures and deferred revenue. The Company reported $80,177 in deferred revenue for preordered merchandise that shipped in the first quarter of 2026.

At December 31, 2025, we had negative working capital of $231,570 compared with negative working capital of $702,641 as at December 31, 2024. The increase in working capital was primarily driven by the reclassification of related-party convertible notes and related accrued interest from current to long-term liabilities as a result of amendments to the notes, as well as lower deferred revenue, partially offset by decreases in cash and changes in other current assets and current liabilities.

Until the entertainment and merchandising assets begin to earn more revenue, the Company’s CEO has provided and has indicated their intention to provide additional working capital to the Company through the purchase of notes and other debt obligations, which he converts into shares of the Company’s Class A Common Stock. The Company’s CEO provided $100,000 of additional advances in 2025. For details see “Interest of Management and Others in Certain Transactions.” There is no guarantee that our CEO will continue to provide capital to our Company.

The Company also uses the issuance of stock options and other equity awards as a way to reward our employees and encourage retention.

Operating Activities

Cash used in operating activities was $472,043 for FYE 2025, compared to $451 provided by operating activities for FYE 2024. The decrease in cash flow from operating activities was primarily due to changes in deferred revenue.

Investing Activities

Cash used in investing activities was $71,836 in FYE 2025 compared to $56,236 in FYE 2024. The increase was related to an increase in purchases of media assets offset by reduced investments in joint ventures.

Financing Activities

Cash provided by financing activities increased to $100,000 for FYE 2025, from $0 for FYE 2024 due to proceeds from related party convertible notes.

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Indebtedness

Debt with Related Party

Amounts due to Mr. DeLonge under related party transactions totaled $761,299 as of December 31, 2025 and $622,657 as of December 31, 2024. The increase is due to additional proceeds of $100,000 in 2025 and accrued interest.

Currently, the Company does not have any commitments or assurances for additional capital, other than disclosed above, nor can the Company provide assurance that such sources of funds will be available to it on favorable terms, or at all. If, after utilizing the existing sources of capital available to the Company, further capital needs are identified and the company is not successful in obtaining the financing, it could potentially be forced to curtail its existing or planned future operations.

Convertible Note Purchased by Our CEO

The total principal amount of the convertible note at December 31, 2025 is $752,033 and interest expense accrued was $9,266. The interest is payable only when the note is paid in full or converted into shares of Class A common stock.

The “DeLonge Promissory Note” automatically converts into Class A common stock upon the next equity financing made through a transaction in reliance on Regulation D or Section 4(a)(2) of the Securities Act where the gross proceeds are $5 million or more at a 20% discount to the offering price. The note is contingently convertible into common stock upon the occurrence of certain liquidating or financing events. If the note converts pursuant to a change or control or the sale of substantially all of the Company’s assets, licenses or intellectual property, the conversion price will be $1.20 per share or 634,416 shares of Class A common stock. At any time on or after the Maturity Date, at the election of the Holder, this Note will convert into that number of shares of common stock equal to the quotient (rounded down to the nearest whole share) obtained by dividing the outstanding principal balance and unpaid accrued interest of this Note on the date of such conversion by the conversion price of $1.20. At issuance and at December 31, 2025, the convertible note cannot be converted by terms of the agreement. See also Exhibit 6.29.

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Trend Information

During 2025, the Company’s consumer branded products segment generally experienced stable supply chain conditions and manageable input costs. The Company continues to monitor trade and tariff developments, however, as changes in import duties could increase, procurement costs could adversely affect margins in future periods.

The Company remains focused on higher-margin intellectual property development and monetization. Because the Company is operating without certain promotional catalysts that supported merchandise demand in prior periods, consumer products revenue may fluctuate and could decline in the near term as the Company continues to prioritize long-term value creation through owned entertainment assets.

The Company also believes that broader industry trends continue to favor digital, social, and direct-to-consumer engagement models, while competition for audience attention remains intense and platform economics continue to evolve.

Future distribution and marketing activity related to the Company’s entertainment projects may create additional demand for related branded products and ancillary revenue opportunities, although the timing and extent of any such benefit remain uncertain.

The Company is also evaluating potential financing and strategic alternatives to support growth and accelerate development, this includes but is not limited to equity financing, strategic partnerships, mergers and acquisitions, and other restructuring initiatives.

ITEM 3. DIRECTORS AND OFFICERS

As of December 31, 2025, the Company’s executive officers, directors, and significant employees were as follows:

Name	Position	Age	Term of Office (if indefinite, date appointed)	Approximate hours per week (if part-time)/full-time
Officers:
Thomas DeLonge	President, Chief Executive Officer	50	Appointed to indefinite term of office. May 25, 2017	Full-time
James Semivan	Vice President Operations	73	Appointed to indefinite term of office. May 25, 2017	Contractor
Louis Tommasino	Treasurer Chief, Financial Officer	63	Appointed to indefinite term of office. May 25, 2017	Contractor
Kari DeLonge	Chief Operating Officer, President of TTSM	44	Appointed to indefinite term of office. August 9, 2017	Full-time
Lisa Clifford	Secretary	58	Appointed to indefinite term of office. May 25, 2017	Full-time
Directors:
Thomas DeLonge	Director	50	Appointed to indefinite term of office. March 14, 2017
James Semivan	Director	73	Appointed to indefinite term of office. March 14, 2017
Stan Spry	Director	49	Appointed to indefinite term of office. June 14, 2021
J. Christopher Mizer	Director	59	Appointed to Indefinite term of office. May 14, 2019

We are organized as a Delaware public benefit corporation. Under Section 365 of the DGCL, the Board of Directors is required to manage or direct the business and affairs of the Company in a manner that balances the pecuniary interests of the stockholders, the best interests of those materially affected by the Company’s conduct, and the specific public benefit or public benefits identified in our certificate of incorporation. A director does not have any duty to any person on account of any interest of such person in the public benefit or public benefits identified in the certificate of incorporation or on account of any interest materially affected by the Company’s conduct and, with respect to a decision implicating the balance requirement discussed above, will be deemed to satisfy the director’s fiduciary duties to stockholders and the Company if the director’s decision is both informed and disinterested and not such that no person of ordinary, sound judgment would approve. Our Amended and Restated Certificate of Incorporation includes a provision that any disinterested failure to satisfy DGCL §365 shall not, for the purposes of Sections 102(b)(7) or 145 of the DGCL, or for the purposes of any use of the term “good faith” in the Certificate of Incorporation or the Bylaws of the Company in regard to the indemnification or advancement of expenses of officers, Directors, employees and agents, constitute an act or omission not in good faith, or a breach of the duty of loyalty.

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Thomas DeLonge – Founder, Chairman of the Board and Chief Executive Officer

Thomas DeLonge is the founder, Chairman of the Board and CEO of the Company. His award-winning entertainment career spans over two decades with music sales of over 25 million records worldwide with the bands he co-founded, Blink-182 and Angels & Airwaves. Since 2011 at TTS Mr. DeLonge has co-authored and published multiple chart-topping books, written and directed both live action and animated films as well as created various multimedia franchises that have expanded into successful merchandise brands. Prior to forming the Company, Mr. DeLonge co-founded Really Likeable People, Inc. (“RLP”), the parent company of multiple international consumer lifestyle brands and the technology platform, Modlife, Inc., which formed in 2007 and empowered artists with digital content monetization tools. Mr. DeLonge has been recognized for his creative endeavors across music, books, and film including awards for Best Group Video at the 2000 MTV Video Music Awards, 2014 Best Animated Short Film at the Toronto International Short Film Festival, 2016 Best Teen Fiction by the Benjamin Franklin IPBA Book Awards, and 2017’s UFO Researcher of the Year award.

James Semivan – Founder, Vice President Operations, Director

James Semivan is a co-founder and Vice President Operations of the Company. Prior to joining us in 2017, Mr. Semivan was, and still is, the owner of a consulting firm called JimSem1, Inc. (formerly JimSem1, LLC), which he founded in 2007 after retiring from the Central Intelligence Agency that year. Since his retirement, Mr. Semivan has been primarily working for JimSem1, where he has been consulting with the Intelligence Community (IC) on a variety of classified topics that includes UAP. Mr. Semivan retired from the Central Intelligence Agency’s Directorate of Operations after 25 years working as an operations officer both overseas and domestically. He was a member of the CIA’s Senior Intelligence Service. Mr. Semivan has a BS and a BA degree from The Ohio State University and a MA in English Literature from San Francisco State University.

J. Christopher Mizer – Director

J. Christopher Mizer currently serves on our Board of Directors. He has held this position since May 14, 2019. He is the founder of Vivaris Capital and has held such position since Vivaris Capital was established in June of 1998. Vivaris Capital invests in and acquires middle-market businesses in a broad range of industries that are leaders in their market niches. Mr. Mizer typically serves as the chairman of each of the portfolio companies that Vivaris Capital invests in and guides key strategic decisions and their execution. Prior to Vivaris Capital, he was a Vice President of Key Capital Markets and a Senior Accountant with Ernst and Young. He began his career as a research assistant with The Center for Economic Issues, a think-tank focused on economic development. Mr. Mizer has taught business strategy, finance and entrepreneurship at the graduate and undergraduate levels. He earned a B.S., B.A., M.S., and M.B.A. degrees from Case Western Reserve University.

Louis Tommasino – Treasurer, Chief Financial Officer

Louis Tommasino is our Treasurer and Chief Financial Officer, working with the Company’s subsidiary TTS since 2015 and with its former parent company, RLP, since 2004. He is also the owner of Louis Tommasino CPA & Associates, a firm providing tax services, financial consulting, including business planning and management services to his clients. Since 1996, he has grown his practice to 12 employees with over 500 clients in various industries, including entertainment, real estate, and bio-tech. He also works with non-profit organizations, trusts, estates, and individuals. He has worked with several start-up companies in Arizona and California. He is a member of the American Institute of Certified Public Accountants, the California Society of CPAs, and the Commonwealth Financial Network of Massachusetts. Mr. Tommasino graduated with a Bachelor of Science in Business Administration from Arizona State University and holds a CPA license both in the states of Arizona and California.

Kari DeLonge – Chief Operating Officer, President of To The Stars Media Inc.

Kari DeLonge is the Chief Operating Officer for the Company and the President of the Company’s subsidiary To The Stars Media Inc. She served as Chief Marketing and Product Officer of company subsidiary TTS since its inception in 2011, overseeing worldwide media launches including Billboard Top 200 albums, critically acclaimed independent films and award-winning books. Prior to TTS, she served as Product Manager at a technology platform, Modlife, Inc., where she was in charge of content monetization, merchandise manufacturing and distribution, e-commerce as well as multi-channel marketing for major music acts on the platform. Starting in 2000, she served for seven years as Global Marketing Director for consumer lifestyle brands Atticus Clothing and Macbeth Footwear. She holds a BA degree in Accounting and a BBA degree in business and marketing, graduating magna cum laude from the University of San Diego. Ms. DeLonge and Mr. DeLonge are siblings.

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Lisa Clifford – Secretary

Lisa Clifford is the Secretary of the Company, the Secretary for the Company’s subsidiary TTS and also serves as the Executive Assistant to Tom DeLonge. She has spent her career in entertainment, media and merchandising. Ms. Clifford has served as Mr. DeLonge’s Executive Assistant for the past 14 years, not only managing Mr. DeLonge’s day-to-day schedule of press and meetings, but also his recording and touring schedules. She is also responsible for coordinating projects and events for TTS. Prior to joining TTS, Ms. Clifford performed similar roles at RLP. Ms. Clifford holds a B.A. degree in advertising from California State University, Fullerton.

Stan Spry – Director

Stan Spry is a Founding Partner and CEO of Evoke Entertainment (formerly Cartel Entertainment) since 2025. Prior to that he was the Founding Partner and CEO of the Cartel since 2011 (Cartel Entertainment, Cartel Pictures, Cartel Studios International and Cartel Enterprises). He is a producer and literary manager. Stan represents top tier writers, directors, producers, show runners, and production companies for feature films, television, and new media. Stan has produced over two hundred (200) feature films, television series and television movies. He has also sold and packaged hundreds more feature films, television series and television movies. Some of his most well-known projects include the hit series Creepshow for AMC, Day of the Dead for Syfy, Twelve Forever for Netflix and feature films like Monsters of California, Jeepers Creepers 3, Guns Girls and Gambling, Christmas with the Campbells and the upcoming Michael Douglas film Blood Knot.

Advisory Board

The Company’s Advisory Board consists of accomplished scientists, researchers, inventors, and former intelligence and governmental officials with a proven track record of success in their respective fields. The Advisory Board is composed of, Dr. Adele Gilpin, Dr. Norman Kahn, Joe Schurman, Dr. Paul Rapp, Chris Herndon, and Dr. Harold E. Puthoff.

Dr. Adele Gilpin

Dr. Adele Gilpin is a scientist with biomedical academic and research experience as well as an active, licensed, attorney. She served on the faculty at the Johns Hopkins Bloomberg School of Public Health, the University of Maryland School of Medicine, and the Medical College of Pennsylvania. She has taught biostatistics, epidemiology, and the design and conduct of clinical trials. Dr. Gilpin led an international team of scientists and physicians in designing and implementing two multi-project programs that were together awarded $10 million by NIH and has designed and conducted multiple clinical trials. Her regulatory law practice focuses on FDA regulated products such as medical devices and pharmaceuticals, and on research law. Since the program’s inception in 2007, Dr. Gilpin has collaborated with the DOD’s Traumatic Injury Research Program at the Uniformed Services University of the Health Sciences. She was awarded the E. Randolph William award for exceptional pro bono service in both 2009 and 2011. She received BA, MA and PhD degrees from Temple University (psychology; quantitative psychology) and a JD from Georgetown University Law Center (cum laude).

Dr. Norman Kahn

Dr. Norman Kahn currently is a consultant on national security matters for the U. S. Government, with a focus on preventing the use of biological weapons of mass destruction/disruption. Dr. Kahn had over a 30-year career with the Central Intelligence Agency, culminating in his development and direction of the Intelligence Community’s Counter-Biological Weapons Program. Dr. Kahn is the recipient of the Agency’s Distinguished Career Intelligence Medal and the Director of National Intelligence’s National Intelligence Distinguished Service Medal. Dr. Kahn has a B.S. degree in biology from the City College of New York and a Ph.D. in oceanography from the University of Rhode Island.

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Joe Schurman

Joe Schurman is a member of the Company’s Advisory Board. He provides thought leadership within the field of Cloud Native Product Engineering Services focused on artificial intelligence to process and analyze data through machine learning, cognitive services, and intelligent analytics services. He also advises the Company’s research and development initiatives focused on new digital products. He has over 25 years of experience in the information technology industry with organizations that include PricewaterhouseCoopers (“PwC”), Slalom, Microsoft Research, Accenture, IBM and HP. He has experience in research and development, strategy, product engineering, and technology advisory for industry-leading, global, and public sector organizations. Joe is a published author, global speaker and thought leader in areas that include artificial intelligence, communications and cloud computing. Joe is currently a Partner at PwC, a global consultancy and digital solutions provider, where he leads Cloud Product Engineering Services within the Health Industry Advisory organization providing consultation to leading healthcare providers, pharmaceutical, life sciences, and payor organizations focused on genomics and rare disease research, patient experience/consumerism solutions and public cloud enablement. Within the U.S. public sector, Joe has provided software engineering services for several agencies, including NASA, White Sands Missile Testing Facility and Johnson Space Center.

Dr. Paul Rapp

Dr. Paul Rapp is a Professor of Military and Emergency Medicine at the Uniformed Services University and Director of the Traumatic Injury Research Program. He also holds a secondary appointment as a Professor of Medical and Clinical Psychology. He is a past editor of Physica and has served on the editorial boards of the International Journal of Bifurcation and Chaos, Chaos and Complexity Letters, and Cognitive Neurodynamics. Past honors include a Certificate of Commendation from the Central Intelligence Agency for “significant contributions to the mission of the Office of Research and Development.” Dr. Rapp attended the University of Illinois and received bachelor’s degrees in Physiology (minor in Chemistry, Summa cum Laude) and Engineering Physics (Summa cum Laude). He received his Ph.D. from Cambridge University, working under the supervision of Professor Sir James Lighthill in the Department of Applied Mathematics and Theoretical Physics.

Chris Herndon

Chris Herndon is a C-level executive and entrepreneur and currently serves as Chief Operating Officer of TechCentrics, Inc. Previously, he served for more than twenty years in the federal government, most recently as Deputy Assistant to the President and the Director of White House Information Technology. Prior to his position at the White House, Chris held C-Level and senior IT leadership positions with some of Washington DC area’s most respected government systems integrators, including Client Executive for CSRA, Chief Technology Officer for SRA International, Managing Director for MorganFranklin Corp., and COO/Co-Founder of TechCentrics, Inc. He began his career in telecommunications as a Department of the Navy civilian, where he supported organizations such as the National Reconnaissance Office, Office of Naval Research, Office of the Secretary of Defense, and the White House Communications Agency. He holds a B.S. in electrical engineering from the University of Maryland.

Harold E. Puthoff

Dr. Harold E. Puthoff is a co-founder of the Company, and recently left his position on the Company’s board of directors to serve on our Advisory Board. Prior to joining us in in 2017, Dr. Puthoff was, and still is, President and CEO of EarthTech International, Inc. (ETI), and Director of the Institute for Advanced Studies at Austin (IASA), positions he has held since 1985. In those positions, he has published numerous papers on electron-beam devices, lasers and space propulsion and has patents issued in the laser, communications, and energy fields. Dr. Puthoff’s professional background spans more than five decades of research at General Electric, Sperry, the National Security Agency, Stanford University, SRI International, and, since 1985, as President of ETI and Director IASA. Dr. Puthoff regularly serves various corporations, foundations, NASA, and other government organizations as advisor on leading-edge technologies and future technology trends. He earned his Ph.D. from Stanford University in 1967.

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COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

For the fiscal year ended December 31, 2025 we compensated our three highest paid executive officers and directors on a consolidated basis as follows:

Name	Capacities in which compensation was received	Cash compensation ($)		Other compensation ($)		Total compensation ($)
Kari DeLonge	Chief Operating Officer, President of TTSM	$127,000		$	*	$127,000
Lisa Clifford	Secretary	$76,600	(1)	$	**	$76,600	(1)
J. Christopher Mizer	Director	$30,000			-	$30,000

(1) Half of Ms. Clifford’s salary is paid by My Products LLC. See Item 5. Interest of Management and Others in Certain Transactions.

* Ms. DeLonge has not received any new stock options in 2025. Currently, she holds 785,240 fully vested stock options that have an exercise price of $0.003 per share and expire on June 6, 2027.

** Ms. Clifford has not received any new stock options in 2025. She has 1,750 stock options that fully vested April 25, 2022, with an exercise price of $0.003 per share, and expire on April 25, 2029.

Stan Spry, who serves as a director on our board, is eligible to receive non-qualified stock options to purchase 150,000 shares of Class A Common Stock at the sole discretion of the Board of Directors, which terms and exercise price will be set at the time of grant. For the fiscal year ended December 31, 2025, J. Christopher Mizer was paid $30,000 in director’s fees. No other directors were compensated for their services as directors in 2025. There were a total of four persons in this group.

Second Amended and Restated Equity Incentive Plan

The Company has an equity incentive plan, the Second Amended and Restated Equity Incentive Plan (the “Equity Incentive Plan”) that allows the board of directors, or a committee thereof, to grant awards consisting of stock options, stock awards, and restricted stock units to employees, non-employee members of the board of directors of the Company or its affiliates, and consultants and other independent advisors who provide services the Company or its affiliates. As of April 17, 2025, the Equity Incentive Plan was authorized to issue options to purchase 3,791,336 shares of Class A Common Stock. As of December 31, 2025, 531,730 shares remain available to be issued under the Equity Incentive Plan. The exercise price of the options issued under the Plan shall not be less than 100% of the fair market value of the Company’s Class A Common Stock on the date of grant. If an option grant is made to an employee that also holds 10% or more of the Company’s outstanding Class A Common Stock, then the exercise price of the option shall be no less than 110% of the fair market value of the Class A Common Stock on the date of grant. For more details, see the Equity Incentive Plan filed as Exhibit 6.20.

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ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following table sets out, as of December 31, 2025, the Company’s voting securities that are owned by our executive officers, directors and other persons holding more than 10% of the Company’s voting securities.

Title of Class	Name and address of beneficial owner (1)	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class (2)
Class A Common Stock	Gravity Holdings LLC (3)	8,655,835 shares (4)	N/A	52.16%
Class A Common Stock	Jennifer DeLonge	1,886,008 shares	N/A	11.37%
Class A Common Stock	Directors and Officers as a group (6 persons)	9,852,549 shares (4)	1,086,990 shares (5)	65.92	% (6)

(1) The address for all beneficial owners is c/o To The Stars Inc., 1150 Garden View Road, Box #230393, Encinitas, California 92024.

(2) Based on 13,911,164 outstanding shares of Class A Common Stock, plus 2,685,078 shares of Class A Common Stock subject to outstanding stock option and warrant grants, for a total of 16,596,242 shares of Class A Common Stock on a fully diluted basis and assuming all stock options have been exercised.

(3) The DeLonge Family Trust is the sole member of Gravity Holdings, LLC. Thomas DeLonge is the sole trustee of the DeLonge Family Trust.

(4) This amount does not include the DeLonge Promissory Note. The total principal amount of the DeLonge Promissory Note at December 31, 2025 is $752,033 and accrued interest was $9,266. The Note converts into Class A Common Stock upon the next equity financing made through a transaction in reliance on Regulation D or Section 4(a)(2) of the Securities Act where the gross proceeds are $5 million or more at a 20% discount to the offering price. If the note converts pursuant to a change or control or the sale of substantially all of the Company’s assets, licenses or intellectual property, the conversion price will be $1.20 per share or 634,416 shares of Class A Common Stock. See also “Interest of Management and Others in Certain Transactions.”

(5) Acquirable from the exercise of stock options granted under the Equity Incentive Plan, assuming the vesting of all of the individual owner’s options. For details regarding the Equity Incentive Plan see “Compensation of Executive Officers and Directors – Second Amended and Restated Equity Incentive Plan” and Exhibit 6.20.

(6) This percentage has been calculated based on the amount of shares each executive officer and director owns now, plus the amount that person is entitled to acquire, and assumes all outstanding stock options are vested and exercised.

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ITEM 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

The Company has elected not to be governed by Section 203 of the DGCL. Section 203 contains prohibitions from companies engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder. An interested stockholder includes owners of more than 15% of the outstanding voting stock of the Company.

Accounts payable

My Products LLC

The Company entered into a merchandising agreement with My Products, LLC (“My Products”)(f/s/o Tom DeLonge p/k/a Angels & Airwaves) (the “Merchandise Agreement”) on June 1, 2021. Tom DeLonge, our CEO, is the owner of My Products. Under the Merchandise Agreement, the Company acquired the exclusive worldwide e-commerce merchandise rights and non-exclusive worldwide retail rights to sell My Products merchandise. This licensing agreement covers only Angels & Airwaves merchandise and does not include a license to Angels & Airwaves’ music. The Company has a relationship with record labels to purchase music media, like vinyl records, at wholesale. The term of the Merchandise Agreement is one (1) year and shall automatically extend until such time as either party provides thirty (30) day written notice of termination. The Company agrees to pay My Products royalties as laid out in the Merchandise Agreement. The Merchandise Agreement was amended December 1, 2021, to clarify certain terms, including one that increased the royalty rates paid on the sale of merchandise by the Company. Costs expensed under this Merchandising Agreement were $255 and $13,796 in the years ended December 31, 2025 and 2024, respectively.

My Products LLC covers 50% of the cash salary or $38,300 paid to the Company’s secretary.

Convertible Note Purchased by Our CEO

On March 8, 2022, the company issued a promissory note in the amount of $300,000 to Mr. DeLonge that converts to Class A common stock (the “DeLonge Promissory Note”). At various times since that date, Mr. DeLonge has loaned additional funds under the promissory agreement. As of December 31, 2024 total principal and interest due on the note was $554,581 and $68,076, respectively. During 2025, an additional $100K was contributed to the note.

On October 14, 2025, the note was amended to, among other things, add the then accrued interest to the outstanding principal, and extend the maturity date to December 31, 2027. The total principal amount of the DeLonge Promissory Note at December 31, 2025 was $752,033 and interest expense accrued was $9,266. Interest expense on the DeLonge Promissory Note was $38,642 and $35,244 for the years ended December 31, 2025 and 2024, respectively. The interest accrues at a rate of 6% and is payable only when the DeLonge Promissory Note is paid in full or converted into shares of Class A common stock.

The DeLonge Promissory Note automatically converts into Class A common stock upon the next equity financing made through a transaction in reliance on Regulation D or Section 4(a)(2) of the Securities Act where the gross proceeds are $5 million or more at a 20% discount to the offering price. The DeLonge Promissory Note is contingently convertible into common stock upon the occurrence of certain liquidating or financing events. If the DeLonge Promissory Note converts pursuant to a change or control or the sale of substantially all of the Company’s assets, licenses or intellectual property, the conversion price will be $1.20 per share or 634,416 shares of Class A common stock. At any time on or after the Maturity Date, at the election of the holder, the DeLonge Promissory Note will convert into that number of shares of common stock equal to the quotient (rounded down to the nearest whole share) obtained by dividing the outstanding principal balance and unpaid accrued interest of the Note on the date of such conversion by the conversion price of $1.20. At issuance and at December 31, 2025, the DeLonge Promissory Note cannot be converted by terms of the agreement. See also Exhibits 6.29.

Joint Ventures

On March 24, 2021, the Company signed a co-production agreement with Cartel Pictures and the Company completed four scripts under the agreement.

In December 2024, Cartel Pictures was dissolved and Stan Spry, a board member of the Company, rebranded under Evoke Entertainment LLC, (“Evoke”). As a result of the dissolution, the co-production agreement with Cartel Pictures was terminated in January 2025.

As part of the dissolution of Cartel Pictures, Cartel Picture’s 50% stake in four scripts was reacquired by Stan Spry’s company Remember Dreaming LLC. Subsequently, My Films LLC, owned by Tom DeLonge, our President and Chief Executive Officer, acquired the rights from Remember Dreaming LLC. As of December 31, 2024, these scripts are now owned 50% by To The Stars and 50% by My Films LLC. These stakes may be renegotiated once the projects enter into production.

ITEM 6. OTHER INFORMATION

None.

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ITEM 7. FINANCIAL STATEMENTS

TO THE STARS INC.

CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended

December 31, 2025 and 2024

Together with

Independent Auditors’ Report

19

To The Stars Inc.

20

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders

of To The Stars Inc.

Opinion

We have audited the accompanying consolidated financial statements of To The Stars Inc. and subsidiaries (a Delaware corporation), which comprise the consolidated balance sheets as of December 31, 2025 and 2024, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of To The Stars Inc. as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of To The Stars Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about To The Stars Inc.’s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of To The Stars Inc.’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about To The Stars Inc.’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ dbbmckennon
Newport Beach, California
April 29, 2026

F-1

TO THE STARS INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2025 AND 2024

	2025	2024
Assets
Current assets
Cash	$93,646	$537,525
Accounts receivable, net	17,545	37,742
Inventory	84,089	113,367
Prepaid author royalties	30,461	25,487
Other current assets	24,307	35,024
Total current assets	250,048	749,145
Prepaid author royalties, net of current portion	93,491	75,102
Media assets, net	107,757	57,487
Investments in joint ventures	109,835	114,002
Other assets	36,000	36,000
Total assets	$597,131	$1,031,736

Liabilities and Stockholders’ Deficit
Current liabilities
Accounts payable	$153,220	$105,594
Deferred revenue	80,177	495,247
Accrued liabilities	248,221	228,288
Related party convertible notes and accrued interest	-	622,657
Total current liabilities	481,618	1,451,786
Long-term liabilities
Related party convertible notes and accrued interest	761,299	-
Total long-term liabilities	761,299	-
Total liabilities	1,242,917	1,451,786

Commitments and contingencies (Note 4)

Stockholders’ Deficit:
Preferred stock, $0.0001 par value; 91,000 shares authorized; no shares issued and outstanding as of December 31, 2025 and 2024	-	-
Class A common stock, par value $0.0001; 100,000,000 shares authorized; 13,911,164 and 13,911,164 shares issued and outstanding as of December 31, 2025 and 2024, respectively	1,391	1,391
Additional paid-in capital	57,628,546	57,628,546
Accumulated deficit	(58,275,723)	(58,049,987)
Total Stockholders’ deficit	(645,786)	(420,050)
Total liabilities and stockholders’ deficit	$597,131	$1,031,736

The accompanying notes are an integral part of these consolidated financial statements.

F-2

TO THE STARS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	2025	2024

Revenues	$1,539,822	$1,863,369

Cost of revenues	1,040,506	1,188,944

Gross profit	499,316	674,425

Operating expenses:
General and administrative	560,855	533,248
Sales and marketing	95,124	134,025
Stock-based compensation	-	12,323
Depreciation and amortization	25,733	7,087
Total operating expenses	681,712	686,683

Operating loss	(182,396)	(12,258)

Other income (expenses):
Interest income	6,787	6,320
Impairment loss	-	(11,000)
Interest expense	(48,527)	(38,850)
Total other income (expenses)	(41,740)	(43,530)

Loss before provision for income taxes	(224,136)	(55,788)

Provision for income taxes	1,600	1,600

Net loss	$(225,736)	$(57,388)

Net loss per share: basic and diluted	$(0.02)	$(0.00)
Weighted average number of shares outstanding: basic and diluted	13,911,164	13,911,164

The accompanying notes are an integral part of these consolidated financial statements.

F-3

TO THE STARS INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	Class A		Additional		Total Stockholders’
	Common Stock		Paid-in	Accumulated	Equity
	Shares	Amount	Capital	Deficit	(Deficit)
Balance at December 31, 2023	13,911,164	$1,391	$57,616,223	$(57,992,599)	$(374,985)

Stock-based compensation	-	-	12,323	-	12,323

Net loss	-	-	-	(57,388)	(57,388)
Balance at December 31, 2024	13,911,164	$1,391	$57,628,546	$(58,049,987)	$(420,050)

Net loss	-	-	-	(225,736)	(225,736)
Balance at December 31, 2025	13,911,164	$1,391	$57,628,546	$(58,275,723)	$(645,786)

The accompanying notes are an integral part of these consolidated financial statements.

F-4

TO THE STARS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(225,736)	$(57,388)
Adjustments to reconcile net loss to cash flows used in operating activities:
Depreciation	-	1,447
Amortization	25,733	5,640
Stock-based compensation	-	12,323
Impairment loss on investments in joint ventures	-	11,000
Changes in operating assets and liabilities:
Accounts receivable, net	20,197	(11,635)
Inventory	29,278	(18,353)
Prepaid author royalties	(23,363)	987
Other current assets	10,717	1,059
Accounts payable	47,626	(40,464)
Deferred revenue	(415,070)	42,619
Accrued liabilities	58,575	53,216
Net cash (used in) provided by operating activities	(472,043)	451

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of media assets	(76,003)	(50,034)
Cash paid, received from investments in joint ventures	4,167	(6,202)
Net cash used in investing activities	(71,836)	(56,236)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from related party convertible notes	100,000	-
Net cash provided by financing activities	100,000	-

Decrease in cash and cash equivalents	(443,879)	(55,785)
Cash and cash equivalents, beginning of year	537,525	593,310
Cash and cash equivalents, end of year	$93,646	$537,525

Supplemental disclosures of cash flow information:
Cash paid for interest	$7,912	$1,805
Cash paid for income taxes	$1,600	$1,600

Noncash investing and financing activities:
Accrued interest on convertible notes	$38,642	$35,244

The accompanying notes are an integral part of these consolidated financial statements.

F-5

TO THE STARS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

NOTE 1 – BUSINESS AND NATURE OF OPERATIONS

To The Stars Inc. (which may be referred to as “TTS”, the “Company”, “we”, “us”, or “our”) was incorporated on February 13, 2017 as a Delaware public benefit corporation. The Company’s headquarters are located in Encinitas, California.

To The Stars Inc. is the parent company of To The Stars Media, a vertically integrated entertainment company that creates, produces and distributes original and licensed multi-media content, including music, books and film. To the Stars Media has developed several branded media properties, which are included within the consolidated financial statements of the Company.

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Management’s Plans

The Company has incurred recurring losses since inception. To date, revenues generated from operations have not been sufficient to fund operations. Thus, until the Company can generate sufficient cash flows to fund operations, the Company remains dependent on raising additional capital through debt and/or equity transactions.

The Company’s majority shareholder has committed to provide additional capital if needed to the Company for a period of at least 12 months from the issuance date of these financial statements. Gravity Holdings provided additional funding of $100,000 and $0 in Convertible Notes during 2025 and 2024, respectively. The notes have an annual interest rate of 6.0% per annum. On October 14, 2025, the note was amended to reflect the total principal amount of $752,033 including then outstanding accrued interest and extended the maturity date to December 31, 2027.

Currently, the Company does not have any commitments or assurances for additional capital, nor can the Company provide assurance that such sources of funds will be available to it on favorable terms, or at all. If, after utilizing the existing sources of capital available to the Company, further capital needs are identified and the Company is not successful in obtaining the financing, it could potentially be forced to curtail its existing or planned future operations.

F-6

TO THE STARS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of To The Stars Inc. from the date of its Inception and its subsidiary To The Stars Media for all periods presented. Intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. Significant estimates include, but are not limited to, fair value of stock-based compensation, sales return allowance, amortization periods of media assets, and recoverability of long-lived assets. It is reasonably possible that changes in estimates will occur in the near term.

Cash and Cash Equivalents

For purposes of the consolidated statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable and Allowance for Credit Losses

Accounts receivables are recorded at the invoiced amount and are non-interest bearing. Accounts receivable primarily consists of trade receivables. The Company’s beginning Accounts Receivable were $26,107 as of December 31, 2023. The Company maintains an allowance for credit losses to reserve for potential uncollectible receivables. The Company makes judgments as to its ability to collect outstanding receivables and records allowances against receivables if collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding receivable balances. The Company’s estimates of these allowances ultimately may not be reflective of actual collection results. As of December 31, 2025 and 2024, the allowance was insignificant to the consolidated financial statements.

Inventory

Inventories, which consist primarily of merchandise, are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

Deferred Offering Costs

The Company accounts for offering costs in accordance with Accounting Standards Codification (“ASC”) 340, Other Assets and Deferred Costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the consolidated balance sheets. The deferred offering costs are netted against the proceeds of the offering in consolidated statements of changes in stockholders’ equity (deficit) or the related debt. There are no deferred offering costs as of December 31, 2025 or 2024.

F-7

TO THE STARS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

Property and Equipment

Property and equipment are stated at cost. The Company’s fixed assets are depreciated using the straight-line method over the estimated useful life of five (5) to seven (7) years. Leasehold improvements are depreciated over the shorter of the useful life or term of the lease. Maintenance and repairs are charged to operations as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Investments in Joint Ventures

On March 24, 2021, the Company signed a co-production agreement with Cartel Pictures and the Company completed four scripts under the agreement.

In December 2024, Cartel Pictures was dissolved and Stan Spry, a board member of the Company, rebranded under Evoke Entertainment LLC, (“Evoke”). As a result of the dissolution, the co-production agreement with Cartel Pictures was terminated in January 2025.

As part of the dissolution of Cartel Pictures, Cartel Picture’s 50% stake in four scripts was reacquired by Stan Spry’s company Remember Dreaming LLC. Subsequently, My Films LLC, owned by Tom DeLonge, our President and Chief Executive Officer, acquired the rights from Remember Dreaming LLC. As of December 31, 2025, these scripts are owned 50% by To The Stars and 50% by My Films LLC. These stakes may be renegotiated once the projects enter into production.

In 2025 and 2024, the Company made no significant investments as most projects are in the script writing and idea-creation phase. As a result, there is currently no financial activity to report for these Joint Ventures beyond the initial investments listed in the financial statements. As of December 31, 2025, material assets of the Joint Ventures included approximately $199,100 in capitalized development costs.

The Company accounts for these investments using the equity method whereby the initial investment is recorded at cost and subsequently adjusted by the Company’s share of income or loss from the joint venture(s.) Investments in these joint ventures for the years ended December 31, 2025 and 2024 were $109,835 and $114,002, respectively. In 2024, the Company recorded $11,000 in estimated impairment losses from older projects.

Pre-publication Costs (Media Assets)

The Company capitalizes the art, prepress, manuscript, studio time, engineering, production and other costs incurred in the creation of the master copy or final product of a book, music or other media (the “pre-publication costs”). Pre-publication costs related to books and other media are primarily amortized from the date of issuance over a period of five years using the straight-line method as most of these pre-publication costs are spread over multiple products issued within that time frame. For music related cost, the Company uses the sum-of-the-years-digits method, which is an accelerated method for calculating an asset’s amortization. Under this method, the amortization expense recorded for a pre-publication cost asset is approximately 47% (year 1), 25% (year 2), 14% (year 3), 8% (year 4) and 5% (year 5). The amortization methods and periods chosen best to reflect the pattern of expected sales generated from individual titles, music and/or programs. The Company periodically evaluates the remaining lives and recoverability of capitalized pre-publication costs, which are often dependent upon program acceptance by state adoption authorities. For the years ended December 31, 2025 and 2024, there was no impairment of pre-publication costs.

F-8

TO THE STARS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

Royalty Advances

Royalty advances to authors are capitalized and represent amounts paid in advance of the sale of an author’s product and are recovered as earned. As advances are recorded, a partial reserve may be recorded immediately based primarily upon historical sales experience. Advances are evaluated periodically to determine if they are expected to be recovered. Any portion of a royalty advance that is not expected to be recovered is fully reserved. As of December 31, 2025 and 2024, the Company had prepaid royalty advances, net of reserves, totaling $123,952 and $100,589, respectively, in the accompanying consolidated balance sheets.

Impairment of Long-Lived Assets

The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There can be no assurance, however, that market conditions will not change or demand for the Company’s products and services will continue, which could result in impairment of long-lived assets in the future.

Revenue Recognition

The Company recognizes revenue pursuant to Accounting Standards Codification 606, which requires revenue to be recognized at an amount that reflects the consideration expected to be received in exchange for transferring goods or services to customers. Revenue is recognized when performance obligations are satisfied through the transfer of control of promised goods to the Company’s customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from, the product. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance.

Revenue is recognized from the Company’s in-store sales when the customer receives and pays for the merchandise at the register. For e-commerce sales, the Company recognizes revenue at the time the merchandise is shipped from our facility. Customers typically receive goods within four days of shipment. Amounts related to shipping and handling that are billed to customers are reflected in revenues, and the related costs are reflected in cost of revenues. Revenues from the sale of electronic formats of music, books and other media related items are recognized when the consumer receives the product. Taxes collected from customers and remitted to governmental authorities are presented in the consolidated statements of operations on a net basis. The nature of the Company’s business allows for customers to return previously purchased goods for a return or exchange which may result in a reduction of the Company’s revenues. These sales returns have not been significant to the Company’s revenues in the accompanying financial statements.

For the years ended December 31, 2025 and 2024, substantially all of the Company’s revenues consisted of sales of physical merchandise, and sales of music, books or other media delivered in electronic formats.

In December 2025, the Company generated $80,177 in preordered sales recorded as deferred revenue which shipped in the first quarter of 2026 when these sales were realized. The Company’s deferred revenue was $452,628 as of December 31, 2023. In November 2024, the Company generated $495,247 in preordered sales recorded as deferred revenue. The product shipped in the third quarter of 2025 when sales were realized.

Cost of Revenues

Cost of revenues consists of payment and distribution fees, merchandise costs, shipping costs, consulting and content costs which do not meet the capitalization criteria, royalties, etc.

General and Administration

General and administrative expenses include general corporate expenditures consisting of rent and facility costs, accounting, and legal fees, insurance expenses, etc.

Advertising

The Company expenses advertising costs as incurred. Advertising expenses were $33,966 and $57,100 for the years ended December 31, 2025 and 2024, respectively.

F-9

TO THE STARS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

Stock-Based Compensation

The Company uses ASC 718 for stock-based compensation. Compensation for all stock-based awards, including stock options and restricted stock, is measured at fair value on the date of grant and recognized over the associated vesting periods. The fair value of stock options is estimated on the date of grant using a Black-Scholes model. The fair value of restricted stock awards is estimated on the date of the grant based on the fair value of the Company’s underlying common stock. The Company recognizes compensation expense for stock options and restricted stock awards on a straight-line basis over the associated service or vesting periods.

Determining the grant date fair value of options using the Black-Scholes option-pricing model requires management to make assumptions and judgments. These estimates involve inherent uncertainties and, if different assumptions had been used, stock-based compensation expense could have been materially different from the amounts recorded.

Income Taxes

The Company applies ASC 740, Income Taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their consolidated financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk

Cash

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. To date there have been no losses.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.

Level 3	- Unobservable inputs which are supported by little or no market activity.

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TO THE STARS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2025 and 2024. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, accounts receivable, other current assets, accounts payable, accrued liabilities, deferred revenue, etc. Fair values for these items were assumed to approximate carrying values because of their short-term nature or they are payable on demand.

Basic Loss per Common Share

Basic loss per share is calculated by dividing the Company’s net loss applicable to common shareholders by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company’s net loss available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. The Company’s common stock equivalents consist of common stock issuable upon the exercise of options, warrants, and convertible notes. As of December 31, 2025 and 2024, the total number of potentially dilutive shares were 3,319,494 and 3,203,959, respectively. As of December 31, 2025 and 2024, the effect of dilutive securities was anti-dilutive and thus is not included.

Segment Reporting

The Company operates as a single operating segment. All financial information is presented on a consolidated basis and reviewed by the Company’s Chairman of the Board and CEO as the Chief Operating Decision Maker (CODM). The CODM uses net loss, as presented in the statement of operations, to assess segment performance and allocate resources. The measure of segment assets is reported on the balance sheet as total assets.

Recent Accounting Pronouncements

In December 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2023-09 (“ASU 2023-09”), Income Taxes (Topic 740): Improvement to Income Tax Disclosures, amending income tax disclosure requirements for the effective tax rate reconciliation and income taxes paid. The amendments in ASU 2023-09 are effective for fiscal years beginning after December 15, 2025, and are applied prospectively. Early adoption and retrospective application of the amendments are permitted. The Company is evaluating this update and has not yet determined the impact of this update on our financial statements and disclosures.

In 2023, the FASB issued ASU 2023-05, which provides guidance on the recognition and initial measurement of assets and liabilities in a joint venture’s separate financial statements upon formation. The standard became effective for the Company on January 1, 2025. The Company adopted this guidance as of the effective date. As the Company did not enter into or form any joint ventures during the year ended December 31, 2025, the adoption of this standard did not have a material impact on the Company’s financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires disclosure about the types of costs and expenses included in certain expense captions presented on the income statement. The new disclosure requirements are effective for the Company’s annual periods for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted, and may be applied either prospectively or retrospectively. The Company is currently evaluating the ASU to determine the impact on its financial statements and disclosures.

In 2025, the FASB issued ASU 2025-05, Accounting Standards Update 2025-05—Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The standard is effective for the Company for fiscal periods beginning after December 15, 2025, with early adoption permitted. The Company is currently evaluating the impact of adopting this guidance on its financial statements and related disclosures and does not expect the adoption to have a material impact.

NOTE 3 – DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS

Property and equipment consisted of the following at December 31, 2025 and 2024:

	2025	2024
Furniture and fixtures	$25,274	$25,274
Machinery and equipment	159,489	159,489
Total property and equipment	184,763	184,763
Less accumulated depreciation	(184,763)	(184,763)
	$-	$-

Depreciation expense for the years ended December 31, 2025 and 2024 was $0 and $1,447, respectively.

F-11

TO THE STARS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

Media assets consisted of the following at December 31, 2025 and 2024:

	2025	2024
Music	$4,750	$4,750
Books and other media	449,937	408,584
Website development and content	172,800	213,882
Total media assets	627,487	627,216
Less accumulated amortization	(519,730)	(569,729)
	$107,757	$57,487

Amortization expense for the years ended December 31, 2025 and 2024 was $25,733 and $5,640, respectively. Future estimated amortization expense for the years ending December 31, 2026 are $35,414; 2027 are $33,255; 2028 are $19,908; 2029 are $13,538, and $5,642 thereafter. In 2024, the Company wrote off fully amortized unused media assets in the amounts $332,443.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Litigation

We may from time to time be involved in various claims and legal proceedings of a nature we believe are normal and incidental to our business. These matters may include product liability, intellectual property, employment, personal injury caused by our employees, and other general claims. We are not presently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors. As of December 31, 2025 and 2024, there was no pending or threatened litigation.

Contracts

The Company routinely enters into long-term commitments with writers for the future delivery of book and screenplay-related product. Such commitments generally become due only upon delivery and Company’s acceptance of the product. Additionally, such commitments are typically cancelable at the Company’s discretion, generally without penalty.

NOTE 5 – STOCKHOLDERS’ EQUITY (DEFICIT)

Preferred Stock

The Company is authorized to issue 91,000 shares of preferred stock. No shares of preferred stock were outstanding as of December 31, 2025 and 2024.

Common Stock

The Company is authorized to issue 100,000,000 shares of Class A common stock. As of December 31, 2025 and 2024, there were 13,911,164 shares of Class A common stock outstanding.

F-12

TO THE STARS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

Stock Incentive Plan

In May 2017, the Company established the 2017 Stock Incentive Plan (the “Original Plan”). Under the terms of the Original Plan, the Company was authorized to issue 17,500,000 shares of Class A common stock. On April 23, 2019, the Board approved the Amended and Restated 2017 Stock Incentive Plan (“ANR Plan”) to reduce the maximum number of shares of common stock reserved for issuance under the Original Plan to 2,518,514 shares. This was again amended twice during the year ended December 31, 2021 to increase the number of shares of common stock reserved for issuance under the plan to 3,043,556 and then to 3,791,336 through the Second Amended and Restated Equity Incentive Plan (the “Equity Incentive Plan”).

The Equity Incentive Plan allows the board of directors, or a committee thereof, to grant awards consisting of stock options, stock awards, and restricted stock units to employees, non-employee members of the board of directors of the Company or its affiliates, and consultants and other independent advisors who provide services the Company or its affiliates. The exercise price of the options issued under the Plan shall not be less than 100% of the fair market value of the Company’s Class A common stock on the date of grant. If an option grant is made to an employee that also holds 10% or more of the Company’s outstanding Class A common stock, then the exercise price of the option shall be no less than 110% of the fair market value of the Class A common stock on the date of grant.

No stock options were granted or exercised during the years ended December 31, 2025 and 2024.

As of December 31, 2025, there were 531,730 shares available for issuance under the Equity Incentive Plan.

Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company uses the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The Company uses the following inputs when valuating stock-based awards. The expected life of employee stock options was estimated using the “simplified method,” as the Company has no historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock option grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. The expected life of awards that vest immediately use the contractual maturity since they are vested when issued. For stock price volatility, the Company uses public company compatibles and historical private placement data as a basis for its expected volatility to calculate the fair value of option grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option at the grant-date.

The Company recognizes stock option forfeitures as they occur as there is insufficient historical data to accurately determine future forfeiture rates.

F-13

TO THE STARS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

A summary of the Company’s stock option activity and related information is as follows:

		Weighted Average	Weighted Average Remaining
	Number of	Exercise	Contractual
	Shares	Price	Term
Outstanding at December 31, 2023	2,337,078	$0.285	4.7
Granted	-	-	-
Exercised	-	-	-
Forfeited	-	-	-
Outstanding at December 31, 2024	2,337,078	$0.285	3.7
Granted	-	-	-
Exercised	-	-	-
Forfeited	-	-	-
Outstanding at December 31, 2025	2,337,078	$0.285	2.7

Exercisable at December 31, 2025	2,337,078	$0.285	2.7

During the years ended December 31, 2025 and 2024, the Company recognized $0 and $12,323, respectively, of stock compensation expense related to stock options. Future stock option compensation expense related to the options to be recognized during the years ending December 31, 2026 is expected to be $0. The amount of future stock-based compensation expense could be affected by any future option grants or by any forfeitures.

Warrants

A summary of the Company’s warrants activity and related information is as follows:

		Weighted Average	Weighted Average Remaining
	Number of	Exercise	Contractual
	Shares	Price	Term
Outstanding at December 31, 2023	348,000	$2.012	4.7

Outstanding at December 31, 2024	348,000	$2.012	3.7
Outstanding at December 31, 2025	348,000	$2.012	2.7

Exercisable at December 31, 2025	348,000	$2.012	2.7

F-14

TO THE STARS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

NOTE 6 – RELATED PARTY TRANSACTIONS

My Products, LLC – Merchandising and Licensing Agreement with Related Party

The Company entered into a Merchandising Agreement with My Products, LLC (“My Products”) (f/s/o Tom DeLonge p/k/a Angels & Airwaves) (the “Merchandise Agreement”) on June 1, 2021. Under the Merchandise Agreement, the Company acquired the exclusive worldwide e-commerce merchandise rights and non-exclusive worldwide retail rights to sell My Products merchandise. This licensing agreement covers only Angels & Airwaves merchandise and does not include a license to Angels & Airwaves’ music. The Company has a relationship with record labels to purchase music media, like vinyl records, at wholesale. The term of the Merchandise Agreement is one (1) year and shall automatically extend until such time as either party provides thirty (30) day written notice of termination. The Company agrees to pay My Products royalties as laid out in the Merchandise Agreement. The Merchandise Agreement was amended December 1, 2021, to clarify certain terms, including one that increased the royalty rates paid on the sale of merchandise by the Company. Costs expensed under this Merchandising Agreement were $255 and $13,796 in the years ended December 31, 2025 and 2024, respectively.

Convertible Note

On March 8, 2022, the Company issued a promissory note in the amount of $300,000 to Mr. DeLonge that converts to Class A common stock (the “DeLonge Promissory Note”). At various times since that date, Mr. DeLonge has loaned additional funds under the promissory agreement. As of December 31, 2024 total principal and interest due on the note was $554,581 and $68,076, respectively. During 2025, an additional $100K was contributed to the note. On October 14, 2025, the note was amended to, among other things, add the then accrued interest to the outstanding principal, and extend the maturity date to December 31, 2027. The total principal amount of the DeLonge Promissory Note at December 31, 2025 was $752,033 and interest expense accrued was $9,266. Interest expense on the DeLonge Promissory Note was $38,642 and $35,244 for the years ended December 31, 2025 and 2024, respectively. The interest accrues at a rate of 6% and is payable only when the DeLonge Promissory Note is paid in full or converted into shares of Class A common stock.

The DeLonge Promissory Note automatically converts into Class A common stock upon the next equity financing made through a transaction in reliance on Regulation D or Section 4(a)(2) of the Securities Act where the gross proceeds are $5 million or more at a 20% discount to the offering price. The DeLonge Promissory Note is contingently convertible into common stock upon the occurrence of certain liquidating or financing events. If the DeLonge Promissory Note converts pursuant to a change or control or the sale of substantially all of the Company’s assets, licenses or intellectual property, the conversion price will be $1.20 per share or 634,416 shares of Class A common stock. At any time on or after the Maturity Date, at the election of the holder, the DeLonge Promissory Note will convert into that number of shares of common stock equal to the quotient (rounded down to the nearest whole share) obtained by dividing the outstanding principal balance and unpaid accrued interest of the Note on the date of such conversion by the conversion price of $1.20. At issuance and at December 31, 2025, the DeLonge Promissory Note cannot be converted by the terms of the agreement.

Accounts Payable

As of December 31, 2025, there is a balance due to My Products LLC and Thomas DeLonge recorded in the Company’s accounts payable in the amount of $2,744 due to My Products, LLC for royalties. During 2025, My Products LLC reimbursed the Company for 50% of a shared employee’s salary.

NOTE 7 – INCOME TAXES

The following table presents the current and deferred tax provision for federal and state income taxes for the years ended December 31, 2025 and 2024:

	2025	2024
Current tax provision:
Federal	$-	$-
State	1,600	1,600
Total	1,600	1,600

Deferred tax provision:
Federal	(130,000)	(8,068)
State	(7,096)	(2,335)
Total	(137,096)	(10,403)
Valuation allowance	137,096	10,403
Total provision for income taxes	$1,600	$1,600

F-15

TO THE STARS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

Reconciliations of the U.S. federal statutory rate to the actual tax rate are as follows for the years ended December 31:

	2025	2024
Federal tax benefit at statutory rate	21.0%	21.0%
Permanent differences:
State taxes, net of federal benefit	1.3%	1.3%
Stock based compensation	-%	(4.5)%
Temporary differences:
Change in valuation allowance	(22.3)%	(17.8)%
Total provision for income taxes	0.0%	0.0%

The components of our deferred tax assets (liabilities) for federal and state income taxes consisted of the following as of December 31:

	Asset (Liability)
	2025	2024
Current:
Accruals and other	$9,500	$8,689

Noncurrent:
Net operating loss carryforwards	1,891,000	1,754,715
Valuation allowance	(1,900,500)	(1,763,404)
Net deferred tax asset	$-	$-

On December 31, 2025, the Company had net operating loss carry forwards of approximately $6,773,325 that may be offset against future taxable income through 2040. Net operating losses after 2017 for Federal purposes are unlimited. The difference between the Company’s tax rate and the statutory rate is due to a full valuation allowance on the deferred tax asset.

The Company is subject to income taxes in the United States (“U.S.”) and files tax returns in the U.S. federal and California state jurisdictions. The Company’s tax returns are subject to examination by taxing authorities for the three years following the filing of the return. With few exceptions, the Company is no longer subject to U.S. federal or state income tax examinations for years before 2020. However, to the extent the Company has net operating loss carryforwards, the tax years in which such losses were generated may remain subject to examination until such losses are utilized or expire. The Company is not currently under examination by any taxing authorities.

The Company’s evaluation on December 31, 2025, revealed no uncertain tax positions that would have a material impact on the financial statements. The 2022 through 2025 tax years remain subject to examination by the IRS and the State of California. The Company does not believe that any reasonable possible changes will occur within the next twelve months that will have a material impact on the financial statements.

Federal income tax laws limit a company’s ability to utilize certain net operating loss carry forwards in the event of a cumulative change in ownership in excess of 50%, as defined under Internal Revenue Code Section 382. The Company has completed numerous financing transactions that have resulted in changes in the Company’s ownership structure. The utilization of net operating loss and tax credit carry forwards may be limited due to these ownership changes.

NOTE 8 – SUBSEQUENT EVENTS

In March 2026, the Company received a short-term loan of $42,000 from its CEO, Tom DeLonge. The loan was repaid in full in April 2026.

The Company has evaluated subsequent events that occurred after December 31, 2025 through April 29, 2026, the issuance date of these consolidated financial statements. There have been no other events or transactions during this time which would have a material effect on these consolidated financial statements, other than those disclosed.

F-16

ITEM 8. EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Amended and Restated Certificate of Incorporation (1)
2.3	Certificate of Amendment of Amended and Restated Certificate of Incorporation (2)
2.4	Amended and Restated Bylaws (2)
2.5	Certificate of Amendment of Amended and Restated Certificate of Incorporation dated July 1, 2020 (3)
2.6	Certificate of Amendment of Amended and Restated Certificate of Incorporation dated April 9, 2021 (4)
2.7	Amendment to Bylaws (5)
2.8	Amendment to Amended and Restated Certificate of Incorporation dated December 7, 2021 (6)
3.1	Stockholders Agreement (1)
6.1	Notice of Grant of Stock Option (1)
6.2	Lock-Up Agreement (1)
6.3	Rescission and Relinquishment Agreement (Options) dated April 18, 2019 (7)
6.7	Cartel Co-Production Agreement dated March 29, 2021 (6)*
6.8	Merchandise Agreement dated June 1, 2021 (6)
6.9	Independent Director Agreement Amended and Restated dated January 1, 2021 (6)*
6.10	Second Amended and Restated 2017 Equity Incentive Plan (6)
6.11	Independent Director Agreement (June 14, 2021) (6)
6.12	Convertible Note (6)
6.14	Amendment to Convertible Note (9)
6.20	Second Amended and Restated 2017 Equity Incentive Plan (10)
6.29	Amendment to the Convertible Note (October 14, 2025) #

(1)	Incorporated by reference from the Company’s Form 1-A filed with the SEC July 10, 2017.
(2)	Incorporated by reference from the Company’s Form 1-A on June 3, 2019.
(3)	Incorporated by reference from the Company’s Form 1-U filed July 14, 2020.
(4)	Incorporated by reference from the Company’s Form 1-K filed April 30, 2021.
(5)	Incorporated by reference from the Company’s Form 1-U filed October 15, 2020.
(6)	Incorporated by reference from the Company’s Form 1-SA filed September 26, 2018.
(7)	Incorporated by reference from the Company’s Form 1-K filed April 30, 2019.
(8)	Incorporated by reference from the Company’s Form 1-SA filed September 27, 2019.
(9)	Incorporated by reference from the Company’s Form 1-A filed August 3, 2020.
(10)	Incorporated by reference from the Company’s Form 1-A filed March 16, 2022.

*	Portions of the exhibit have been omitted.
#	Filed herewith.

21

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Encinitas, State of California, on April 29, 2026.

TO THE STARS INC.

/s/ Thomas M. DeLonge
By Thomas M. DeLonge, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following person on behalf of the issuer and in the capacities and on the date indicated.

/s/ Thomas M. DeLonge
Thomas M. DeLonge,
Director, Chief Executive Officer, and President
Date: April 29, 2026

/s/ Louis Tommasino
Louis Tommasino,
Chief Financial Officer and Principal Accounting Officer
Date: April 29, 2026

/s/ James Semivan
James Semivan,
Director
Date: April 29, 2026

/s/ Stan Spry
Stan Spry
Director
Date: April 29, 2026

/s/ J. Christopher Mizer
J. Christopher Mizer,
Director
Date: April 29, 2026

22